

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2013

Via E-mail
Fred E. Tannous
Chief Executive Officer
OverNear, Inc.
1460 4th St., Suite 304
Santa Monica, CA 90401

> **Re: OverNear, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 13, 2013**
> **File No. 333-188565**

Dear Mr. Tannous:

We have reviewed your responses to the comments in our letter dated June 7, 2013 and have the following additional comments.

Direct Offering Prospectus

General

1. We note that your offering period may be 24 months. Please confirm to us your understanding that throughout the offering period you will offer the securities on a continuous basis pursuant to Rule 415(a)(1)(ix).

Summary, page 2

Our Business, page 2

2. Please revise the first paragraph to state how many users you currently have.

Our Relationship with Innolog, page 2

3. Please revise to state, as indicated in your response to our prior comment 4, that at the time of filing the Form 10-12G you were a wholly owned subsidiary of Innolog and that now Innolog owns 17.53% of your outstanding shares, explaining how this has occurred.

Risk Factors, page 5

4. Please add a risk factor addressing risks arising from the fact that this is a best efforts offering and you have no escrow account and that this may make it easier for your creditors to attach the subscription funds.

If we do not retain our senior management team and key employees, page 12

5. We note your response to our prior comment 24. Please provide support for the reference to your expected growth in the heading or revise the heading to clarify that this growth may not occur.

Use of proceeds, page 18

6. Please disclose the amount of estimated proceeds that will be used to pay accrued penalties pursuant to the registration rights agreement.

Capitalization, page 20

7. We note your response to prior comment 27. It appears that the "as adjusted" column includes more than issuance of the common stock as the accumulated deficit amount increased $2,787,000 from the actual to adjusted column. Please revise the "as adjusted" column to present capitalization assuming only the issuance of the common stock.

Management's Discussion and Analysis of Financial Condition, page 25

8. We note your response to our prior comment 28 and reissue. Please revise to include a plan of operations for the next twelve months and to the point of generating revenues. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, and the timelines and associated costs accompanying each proposed step in your business plan, and whether any additional capital will be needed. For example, please discuss the material steps and necessary financing needed regarding the planned future operations and activities for your mobile advertising platform. Please include a brief summary of your timeline and costs in the prospectus summary.

Security Ownership of Certain Beneficial Owners and Management, page 44

9. We note the reference to Series A Preferred Stock voting rights in the second paragraph. Please tell us why these are not also represented as a separate class in the table on page 45.

Resale Prospectus

Outside Cover Page of Prospectus

10. With a view to revised disclosure please tell us why you list 18,034,786 shares of common stock here and how you arrived at that number. We note disclosure here and in the registration fee table regarding the distribution of 10,558,896 shares and the resale of 6,420,000 shares.

The Offering, page 17

11. We note that you retain the option to pay the distribution in cash in lieu of shares, at a price of $0.05 per share to holders of Innolog common stock that reside in some states. Please tell us how this is consistent with your with your August 11, 2010 Amended and Restated Merger Agreement. Please tell us how you arrived at this price given the offering price of $0.50 per share for the resale and primary offerings you are registering. In addition please tell us when you will come to a decision as to whether and how you will effectuate this. In this regard we note that you state that you expect to effect the distribution "as soon as practicable" after the date of the registration statement.

Description of Capital Stock, page 54

Warrants, page 56

12. We note reference to price adjustment and anti-dilution features. To the extent that the common shares being registered underlie warrants that have adjustment features where the exercise price adjusts if the company sells shares at a price lower than the warrant exercise price, please confirm to us your understanding that additional issuances pursuant to such warrant agreements would not be covered by Rule 416(a) and will require a separate registration statement and fee. In the alternative, and to the extent that there are such features, you may revise this registration statement to register the additional shares and pay the additional filing fee.

Financial Statements, page F-3

13. We note your response to prior comment 44. ASC 915-10-15-5(c)(1) refers to entities with established operations. As no revenue has been generated and no significant costs have been incurred since your acquisition of the personal health and wellness DVD's in 2010, it does not appear that operating activities were established for this product line prior to your efforts to establish a new business. In light of the above, your uncertainty regarding the company's ability to monetize the fitness DVD's, and the impairment of all assets relating to this product line, we continue to believe that you meet the definition of a development

stage entity and should provide the additional information required by paragraphs 915-205-45-2 through 45-4 for development stage entities. Please revise.

Note 2: Summary of Significant Accounting Policies, page F-8
Software Development Costs

14. We note per your response to prior comment 45 that the capitalized development costs only relate to the development of the mobile application; however, your critical accounting policy for software development costs on page 26 states that the capitalized development costs relate to the mobile advertising platform. Please revise your disclosure for consistency.

15. You have not addressed prior comment 46. We therefore reissue the comment in its entirety. We note per page 30 of your Business section that you do not expect to earn revenue from the mobile tool launched in January 2013. Please tell us how you determined it was appropriate to capitalize the development costs associated with building this application in light of the fact that you do not expect to earn revenue until you develop the web app for advertisers, and in light of your ongoing assessment of recoverability that is based on anticipated future revenues. Also in this regard, we note that your policy for amortizing these capitalized costs is computed using revenues generated by the product. It therefore appears based on this policy that amortization will never be recorded as revenue has to be generated in order for amortization to commence, and you have stated that revenue will not be generated. Please advise.

Condensed Balance Sheet – June 30, 2013, page F-19

16. Please tell us the nature of the additional $211,111 of capitalized development costs recorded during the six months ended June 30, 2013.

Condensed Statement of Operation – June 30, 2013, page F-20

17. We note the required $6,250 monthly payment relating to the accounts payable settlement. Please tell us and disclose the additional components that comprise the amounts recorded for "gain (loss) on settlement and write-off of accounts payable and forgiveness of debt" recorded in the three months ended June 30, 2013, and the six months ended June 30, 2013.

Exhibit Index, page II-8

18. We note that you have removed reference to an escrow agent from your prospectus. Please tell us why you list an escrow agreement to be filed as exhibit 10.16.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3589 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor

cc: via-email
        David M. Love
        The Love Law Firm, PC